Exhibit 99.5

DOMINION DIAMOND CORPORATION

ANNUAL INFORMATION FORM

APRIL 20, 2015

www.ddcorp.ca

DOMINION DIAMOND CORPORATION

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47

TRANSFER AGENT AND REGISTRAR	47

INTERESTS OF EXPERTS	47

MATERIAL CONTRACTS	48

ADDITIONAL INFORMATION	48

APPENDIX 1: AUDIT COMMITTEE CHARTER	A1-1

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	A2-1

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Currency
Unless otherwise specified, all dollar references are to United States dollars. On April 20, 2015, one Canadian dollar was worth approximately $0.8194 in US currency, based on the noon exchange rate of the Bank of Canada.

Caution Regarding Forward-Looking Information
Certain information included in this Annual Information Form constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, and expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this Annual Information Form includes the current production forecast for the Ekati Diamond Mine and the Diavik Diamond Mine, estimated reserves and resources at the Ekati Diamond Mine and the Diavik Diamond Mine, plans, timelines and targets for mining, development, permitting, production and exploration activities at the Company’s mineral properties and the Company’s intention to pay a regular dividend on its common shares.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this Annual Information Form, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the A-21 pipe into production, required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining regulatory approvals and lease renewals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, uncertainty as to whether dividends will be declared by the Company’s board of directors or the Company’s dividend policy will be maintained, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 34 of this Annual Information Form for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Information Form, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

United States investors should read the “Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources” found on pages 18 and 28.

CORPORATE STRUCTURE

Name, Address and Incorporation

Dominion Diamond Corporation was originally formed on April 19, 1994, under the Company Act (British Columbia) and the name Aber Diamond Corporation. On July 12, 2002, the Company was continued under the Canada Business Corporations Act. On November 9, 2007, the Company changed its name to Harry Winston Diamond Corporation. On March 26, 2013, in connection with the divestiture of the Company’s luxury brand diamond jewelry and time piece division, Harry Winston, Inc., the Company changed its name by amalgamating with its wholly owned subsidiary, Dominion Diamond Corporation, pursuant to a vertical-short form amalgamation under Section 184 of the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to the "Company" refers to Dominion Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal offices of the Company are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and 1102-4920-52nd Street, Yellowknife, Northwest Territories, Canada, X1A 3T1, and the registered office of the Company is located at 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6.

Intercorporate Relationships

As at April 20, 2015, Dominion Diamond Corporation’s corporate structure was as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company acquired its interest in the Ekati Diamond Mine on April 10, 2013 (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone (in which the Company has an 88.9% interest), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (in which the Company has a 65.3% interest), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc (“Rio Tinto”) of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

The Company markets a substantial part of its share of diamonds to the global market through its rough diamond marketing arms in Antwerp, Belgium; and Mumbai, India.

Three Year History

In calendar 2012, production at the Diavik Diamond Mine was approximately 7.2 million carats (on a 100% basis), consisting of approximately 4.3 million carats produced from 1.2 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.4 million tonnes of ore from the A-154 South kimberlite pipe, and 0.9 million carats produced from 0.5 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2012 calendar year was an estimated 0.1 million carats from Coarse Ore Rejects (“COR”).

In calendar 2012, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine was approximately $51.6 million.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc., and various affiliates to purchase all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine. The transaction was completed on April 10, 2013. The aggregate purchase price was $500 million plus purchase price adjustments of $53 million for a total amount paid of $553 million.

On January 11, 2013, the Company entered into an agreement to sell all of the shares of HW Holdings, Inc., which owned all of the shares of Harry Winston, Inc., to The Swatch Group Ltd. for an aggregate purchase price of $750.0 million, as well as the assumption by The Swatch Group Ltd. of existing indebtedness of Harry Winston, Inc. The sale transaction was completed on March 26, 2013. In connection with the completion of the sale transaction, the Company changed its name to Dominion Diamond Corporation.

In calendar 2013, production at the Diavik Diamond Mine was approximately 7.2 million carats (on a 100% basis), consisting of approximately 2.9 million carats produced from 0.8 million tonnes of ore from the A-418 kimberlite pipe, 2.4 million carats produced from 0.6 million tonnes of ore from the A-154 South kimberlite pipe, and 1.5 million carats produced from 0.7 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2013 calendar year was an estimated 0.4 million carats from COR.

In calendar 2013, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine were approximately $26.6 million.

During the period from April 10, 2013 to January 31, 2014, the Company (on a 100% basis) mined a total of 4.6 million tonnes from the Ekati Diamond Mine from reserves with approximately 3.8 million tonnes from the Fox pipe, approximately 0.2 million tonnes sourced from Koala Phase 5, approximately 0.2 million tonnes from Koala Phase 6 & 7, and slightly under 0.3 million tonnes from Koala North. During this period, production (on 100% basis) was 1.2 million carats from the processing of 3.0 million tonnes of ore from the reserves. The Ekati Diamond Mine also produced 0.40 million carats from the processing of 0.36 million tonnes of COR and diamond bearing kimberlite excavated from the Misery South and Southwest pipes, this material was excavated during the pre-stripping of the Misery South and Southwest kimberlite pipes, and from the Koala North underground (inferred resource only).

During the period from April 10, 2013 to January 31, 2014, capital expenditures at the Ekati Diamond Mine (on a 100% basis) were approximately $95.6 million.

On June 25, 2013, the Government of Canada, the GNWT and five regional Aboriginal governments signed the Northwest Territories Lands and Resources Devolution Agreement (the “Devolution Agreement”). Under the Devolution Agreement, responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories transferred from the Government of Canada to the Government of Northwest Territories (“Devolution”) effective as of April 1, 2014. To implement the Devolution Agreement, various pieces of federal legislation and regulations were mirrored or copied by the GNWT and enacted as territorial legislation effective as of April 1, 2014.

In September 2013, the Company filed an application with the Wek’eezhii Land and Water Board (“WLWB”) requesting a land use permit and water license to enable mining of the Lynx pipe. The WLWB issued a land use permit for the Lynx pipe in April 2014 and the Minister of Environment and Natural Resources for the Government of the Northwest Territories (“GNWT”) amended the Ekati Water Licence to incorporate the Lynx Project in May 2014.

The Company filed a separate application with the WLWB in October 2013 requesting a new land use permit and a Class A Water Licence for an extension of the Ekati Diamond Mine to include the Jay-Cardinal pipes. The WLWB referred the Company’s Detailed Project Report on the Jay-Cardinal pipes to the Mackenzie Valley Review Board (“MVRB”) for an environmental assessment and the MVRB issued the final Terms of Reference and interim draft work plan for the environmental assessment of the Jay-Cardinal pipes in February 2014. Following concerns raised by communities, the Company significantly reduced the footprint of the project and environmental impact by excluding the Cardinal pipe. The revised Terms of Reference for the stand alone Jay project was issued in July 2014. In November 2014, the Company filed the Developer’s Assessment Report for the Jay project and posted surety bonds with the GNWT in the aggregate amount of approximately CDN$253 million to secure the obligations under the Ekati Water Licence.

In calendar 2014, production at the Diavik Diamond Mine (on a 100% basis) was approximately 7.2 million carats, consisting of approximately 3.2 million carats produced from 0.9 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.5 million tonnes of ore from the A-154 South kimberlite pipe, and 1.9 million carats produced from 0.9 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2014 calendar year was an estimated 0.2 million carats from COR.

In fiscal 2015, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine were approximately $21.5 million.

In fiscal 2015, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.5 million tonnes from the mineral reserve and produced approximately 1.6 million carats. The Company processed approximately 1.6 million tonnes from the Fox pipe (including stockpiles) and approximately 0.9 million tonnes from the Koala underground operations including Koala phases 5, 6 and 7. Additional plant feed to keep the processing plant at capacity for the period was sourced from the Misery South and Southwest diamond bearing satellite bodies as well as the stockpile of COR. The Misery South and Southwest satellite bodies as well as the COR are not included in the Company's reserves and resource statement and are therefore considered incremental to production. For fiscal year 2015, the Ekati Diamond Mine processed (on a 100% basis) approximately 4.1 million tonnes of material from all sources and produced approximately 3.2 million carats.

In fiscal 2015, capital expenditures at the Ekati Diamond Mine (on a 100% basis) were approximately $146.8 million.

In October 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US$42.2 million, plus purchase price adjustments of US$13.4 million for a total amount payable of US$55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US$11.1 million plus purchase price adjustments of US$3.2 million, for a total amount paid in cash at closing of US$14.3 million.

On November 20, 2014, the Company’s Board of Directors granted Robert Gannicott, Chairman and Chief Executive Officer of the Company, medical leave of absence to undergo important treatment. In his absence, lead director Dan Jarvis assumed the role of Acting Chairman (supported in this role by Audit Committee Chairman, Ollie Oliveira) and Brendan Bell assumed the role of Acting Chief Executive.

On November 26, 2014, Rio Tinto, the parent company of the operator of the Diavik Diamond Mine (DDMI), approved the development of the A-21 pipe at the Diavik Diamond Mine, in which the Company holds a 40% stake. The A-21 resource is well understood, and diamond production is planned for late calendar 2018. DDMI has estimated the total capital cost for the development of the A-21 pipe to be approximately CDN$393 million with the Company's share being CDN$157 million.

In January 2015, the Company announced the results of a pre-feasibility study on the Jay kimberlite pipe deposit (“Jay PFS”) located within the Buffer Zone. The Jay PFS evaluated the development of the Jay project as a stand-alone open pit operation, which would supply ore to the existing process plant at its full capacity of approximately 4.3 million dry metric tonnes per annum for approximately 11 years beyond the current projected closure of the Ekati Diamond Mine in calendar year 2020.

Credit Facilities

On April 7, 2015, the Company entered into a new $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance, or letter of credit and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company will be required to comply with financial covenants customary for a financing of this nature.

The Company will be closing the existing revolving financing facility of $45 million relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited as of April 30, 2015.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on the mining and marketing of rough diamonds to the global market.

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims.

The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Company has an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone, with the remaining interests held by other joint venture parties. The Company’s indirect wholly-owned subsidiary, Dominion Diamond Ekati Corporation, is the operator of the Ekati Diamond Mine.

The Diavik Joint Venture is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (60%) and Dominion Diamond Diavik Limited Partnership (formerly Harry Winston Diamond Limited Partnership) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto of London, England.

Principal Markets and Distribution
The Company markets the full production from the Ekati Diamond Mine and its share of production from the Diavik Diamond Mine by sorting and valuing diamonds that are then sold to the international diamond market through wholly owned subsidiaries operating in Antwerp, Belgium and Mumbai, India. The Company’s rough diamond clients are based in the major diamond cutting and polishing centres of India and Israel as well as specific customers in the United States and Belgium. The Company continues to investigate additional avenues for selling directly into these major diamond cutting and polishing centres.

Competitive Conditions
The positive momentum that boosted the diamond market in early fiscal 2015 did not continue in the second half of the fiscal year. Continued constraints on liquidity by the banks, a weak global macro-economic outlook and lacklustre retail jewelry markets in Asia dampened sentiment resulting in prices declining from the recent highs achieved in the second fiscal quarter.

The market remained subdued in the fourth fiscal quarter, but the year ended on a more positive note as the major producers allowed their clients to defer rough diamond purchases in areas where they had accumulated polished diamond stocks. This took some pressure off of liquidity at the time when cash from sales made into the United States for the holiday season flowed back into the market. The fiscal year ended with rough diamond prices slightly ahead of prices at the beginning of the year.

The US year-end holiday season was positive and in most cases met the market’s expectations. The Chinese retail market has felt the effect of evolving customer dynamics, an influx of new and emerging luxury labels, and an economic slowdown that will have a short-term negative impact on demand. More importantly, the Chinese consumer jewelry market is evolving into a mature and developed market catering to the growing middle class and therefore consuming more commercial ranges of polished diamonds. The retail market in India has started to recover from the declines suffered in fiscal 2014 and confidence returned at the end of fiscal 2015 as the macro-economic climate there strengthened. The retail jewelry market in Europe and Japan was less positive as slower growth in both regions impacted a market already facing headwinds of increasing polished diamond prices driven by a strengthening US dollar.

Employees
As at January 31, 2015, the Company employed/contracted 1527 employees. This number is comprised of: (a) 468 unionized employees, (b) 454 non-unionized employees, and (c) 605 contractors. Management considers the relationship between the Company and its employees to be excellent.

Persons employed at the Diavik Diamond Mine are employees of DDMI, the operator of the Diavik Diamond Mine, and not the Company.

Specialized Skills and Knowledge
The Company’s success at operating the Ekati Diamond Mine and marketing diamonds is dependent on the services of key executives and skilled employees, which include mining engineers and skilled miners required to mine and process diamonds from the Ekati Diamond Mine, and the continuance of key relationships with certain third parties, such as diamantaires for the marketing of rough diamonds. The Company competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada.

DDMI, as operator of the Diavik Diamond Mine, is responsible for ensuring that it has the mining engineers and skilled miners required to mine the diamonds and process the diamond production from the Diavik Diamond Mine. DDMI competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada. The Company is not responsible for the hiring or retention of these skilled employees.

Environmental Protection
Environmental risks related to the mining of diamonds at the Ekati Diamond Mine are less than for many other types of mining because of the natural characteristics of the host rocks (primarily inert granite), and because there are no environmentally harmful processing chemicals used in the process of diamond separation. Nonetheless, there are some environmental risks and these are monitored by a number of well-established programs currently in place at the operating mine, including the ongoing assessments of water quality, fish habitats and health, seepage, wildlife , re-vegetation, air quality, and geotechnical stability. Compliance with environmental requirements and agreements is reported publicly on an annual basis through various governmental agencies. As described in more detail in the “Social and Environmental Policies” section below, Ekati has an Environmental Agreement in place with the applicable authorities and provides financial security to governmental agencies for the closure and reclamation of the Ekati operations.

The Company is not the operator of the Diavik Diamond Mine and is only responsible for the sorting and marketing of its share of production from the Diavik Diamond Mine. The sorting and marketing of diamonds has environmental risks similar to those found in a general office environment.

Mineral Properties

The Ekati Diamond Mine
The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Company has an 88.9% interest in the Core Zone, with the remaining 11.1% interest held by Dr. Stewart Blusson. The Core Zone encompasses 175 mining leases, totaling 172,991.9 ha, and hosts 111 known kimberlite occurrences including the Koala, Koala North, Fox, Misery Main, Misery South, Misery SW Extension, Misery Northeast, Pigeon, and Sable kimberlite pipes. The Company has a 65.3% interest in the Buffer Zone, with the remaining 34.7% interests held by Archon Minerals Limited. The Buffer Zone contains 106 mining leases covering 89,151.6 ha, and hosts 39 known kimberlite occurrences including the Jay and Lynx kimberlite pipes. The Company’s indirect wholly-owned subsidiary, Dominion Diamond Ekati Corporation, is the current operator of the Ekati Diamond Mine. The Ekati Diamond Mine officially began operations in 1998 and prior to its acquisition by the Company was operated by BHP Billiton Canada Inc. as a part of the BHP Billiton group.

The Company filed a technical report on the mineral resources and reserves at the Ekati Diamond Mine pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators on March 12, 2015. The scientific and technical information on the Ekati Diamond Mine included in this Annual Information Form was prepared by the Company under the supervision of Peter Ravenscroft, FAusIMM, Burgundy Mining Advisors Ltd., an independent mining consultant and a Qualified Person within the meaning of NI 43-101.

Property Location, Access and Infrastructure

The Ekati Diamond Mine is located near Lac de Gras, approximately 300 km northeast of Yellowknife and 200 km south of the Arctic Circle in the Northwest Territories of Canada. This area is within the Canadian sub-arctic; cold winter conditions predominate for the majority of the year, with approximately five months of spring/summer/fall weather each year when day-time temperatures are above freezing. Mining activities are conducted year-round.

Road access to the Ekati Diamond Mine is by a winter ice road that is typically open for approximately 8-10 weeks out of the year, from mid-January to late March. The ice road is built each year as a joint venture among the Ekati Diamond Mine, the two other operating diamond mines in the region (the Diavik Diamond Mine and Snap Lake mine), and the Gahcho Kué mine that is under construction. During this time, nearly all fuel and freight required for operations is transported by truck to the mines. In addition, the Ekati Diamond Mine is equipped with an all season runway and airport facilities suitable for safely accepting small to large aircraft. Air transport is used year round for transport of all personnel to and from the site as well as light or perishable supplies, and as required for emergency freight.

The mine site is within the continuous permafrost zone. The topography across the property is generally flat with local surface relief rising up to 20 m. The terrestrial vegetation community is composed of species adapted to freezing temperatures, low nutrients and localized areas of drought and standing water. The Ekati Diamond Mine project area is predominately wildlife habitat, with limited human use, mainly for hunting. Ekati is an operating mine and key infrastructure on site includes the open pits, underground mines, sample and process plants, waste rock storage and processed kimberlite storage facilities, buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and lay-downs, ore storage pads, roads, culverts and bridges, airstrip, helipad, and mobile equipment.

Active deposition of fine processed kimberlite is ongoing into Cells A and C of the Long Lake Containment Facility and the mined-out Beartooth pit. Containment cell expansions and the Beartooth pit will provide capacity to 2019, with the mined-out Panda and Koala pits available to provide additional capacity beyond that date if required. Additional permits would be required to use the mined-out pits for processed kimberlite storage.

History

The Company acquired the interests in the Ekati Diamond Mine from BHP Billiton and its affiliates on April 10, 2013. The purchase price was $500 million plus purchase price adjustments of $53 million for a total amount paid of $553 million. The Ekati Diamond Mine officially began operations in 1998 and prior to its acquisition by the Company, the mine was operated by BHP Billiton Canada Inc. as a part of the BHP Billiton group.

The discovery of kimberlites at the Ekati Diamond Mine was the result of systematic heavy mineral sampling over a ten year period by prospectors Dr. Charles E. Fipke and Dr. Stewart Blusson. By late 1989, Dia Met Minerals Ltd. was funding the programs and began staking mineral claims in the region. After making significant indicator mineral finds in the area, Dia Met approached BHP as a potential partner. The Core Zone joint venture agreement between BHP, Dia Met, Charles Fipke and Stewart Blusson was subsequently signed in August 1990.

The first diamond-bearing kimberlite pipe on the property was discovered by drilling in 1991. An Addendum to the Core Zone joint venture in October 1991 gave BHP the right to acquire additional mineral claims within 22,500 feet of the exterior boundaries of the then property area. The claims acquired as a result became the Buffer Zone joint venture claims. To date, exploration activities have included till sampling, airborne and ground geophysical surveys, and drill programs. Approximately 350 geophysical and/or indicator dispersion targets were drilled, with a total of 150 kimberlites discovered on the Core Zone and Buffer Zone properties. The kimberlites were prioritized using microdiamond and indicator mineral chemistry. Forty kimberlite occurrences were subsequently tested for diamond content using reverse circulation drilling and/or surface bulk samples. Significant macrodiamond results were obtained on seventeen pipes. There has been no exploration of the Ekati Diamond Mine project area for new kimberlites since 2007. Baseline environmental data were collected throughout the NWT Diamonds Project area from 1993 to 1996. In 1995, BHP submitted its Environmental Impact Statement (EIS) for the NWT Diamonds Project to the Federally-appointed Environmental Assessment Review Panel. After a comprehensive review, the Government of Canada approved the development of the NWT Diamonds Project in November 1996.

In 1998, the project was renamed Ekati Diamond Mine after the Tlicho word meaning “fat lake”. Construction of the mine began in 1997, open pit mining operations commenced in August 1998, and the Ekati Diamond Mine officially opened on October 14, 1998. In 2011, a major milestone was reached when the Ekati Diamond Mine achieved production of 50 million carats of diamonds. Open pit mining operations commenced in August 1998 at the Panda pipe, and continued through June 2003. Underground production from the Panda pipe began in June 2005 and completed in 2010. The Panda kimberlite pipe is fully depleted.

The Koala open pit operation commenced in 2003 and completed in 2007. Underground production from the Koala pipe began in June 2007 and the operation is currently active. The Koala North underground trial mine was operated from 2003 to 2004. Commercial underground mining at Koala North began in 2010 and the operation is currently active.

The Misery open pit operation commenced in 2002 and completed in 2006. Production from Misery stockpiles continued to 2007. Pre-stripping at Misery for a pushback pit commenced in 2011 and the operation is active. The Fox open pit operation commenced in 2005 and was completed in 2013. The Beartooth open pit operation commenced in 2004 and completed in 2009. The Beartooth kimberlite pipe is depleted and the open pit is being used for fine processed kimberlite deposition.

Mineral Tenure and Royalties

The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential.

The Core Zone Joint Venture is held 88.9% by the Company, and 11.1% by Dr. Stewart Blusson. It encompasses 175 mining leases, totaling 172,991.9 ha, and hosts the Koala, Koala North, Fox, Misery Main, Misery South, Misery SW Extension, Misery Northeast, Pigeon and Sable kimberlites.

The Buffer Joint Venture is held 65.3% by the Company and 34.7% by Archon Minerals Limited. It contains 106 mining leases covering 89,151.6 ha, and hosts the Jay and Lynx kimberlite pipes.

All mining leases were legally surveyed by licensed surveyors. Annual lease payment requirements have been met as required.

Two royalties are payable. One is to the GNWT (the “NWT Royalty”), the second is payable to a third-party on production from the Misery pipes (Misery Main, Misery South and Misery SW Extension). The NWT Royalty payable is equal to the lesser of either (i) 13% of the output value of the mine, or (ii) an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, that can range from 5% for production between CDN$10,000 and CDN$5 million to 14% for production over CDN$45 million. The Misery royalty is payable on kimberlite production from the Misery pipe such that CDN$18.76 per tonne mined and processed is payable on the first 428,390 tonnes, and CDN$23.42 per tonne mined and processed is payable on the next 544,000 tonnes. The royalty will be closed out after the mining and processing of the total 972,390 tonnes of kimberlite at the royalty rates indicated above. In July 2014, inferred mineral resources were reported for the Misery South and Misery SW Extension kimberlite deposits. As these satellite kimberlites are mined within the Misery pushback pit, they are included in the Misery royalty agreement. As at January 31, 2015, a total of 490,471 wet metric tonnes of Misery satellite (Misery South and Misery SW Extension) kimberlite (inclusive of a 3.3% dilution factor) have been mined and processed. A portion of the royalty was paid out during fiscal 2015. The remaining Misery royalty (after January 31, 2015) equates to 481,919 wet metric tonnes at a rate of $23.42 per tonne mined and processed (applying a 3.3% dilution factor).

Permits and Agreements

Within the Ekati Diamond Mine mineral leases, there are eight surface leases, which provide tenure for operational infrastructure. All mine project developments are within these surface leases. Surface leases were issued under the Territorial Lands Act and Territorial Lands Regulations. Six of the surface leases were issued for the maximum 30-year terms and will expire in 2026. The Pigeon surface lease was renewed in December 2012, and now also extends to 2026. The Sable lease will expire in 2015. Section 10 of the Territorial Lands Regulations provides for the renewal of surface leases for a further 30-year term with appropriate negotiation and consultation with First Nations communities. Pursuant to the process of Devolution, various pieces of federal legislation and regulations, including the Territorial Lands Act and Territorial Lands Regulations, were mirrored or copied by the GNWT and enacted as territorial legislation effective as of April 1, 2014. The Northwest Territories Lands Act, the legislation enacted by the GNWT which substantially mirrors and replaces the federal Territorial Lands Act, specifically applies to all land matters, including surface leases, which were governed by the Territorial Lands Act. The Company believes the Sable lease can be renewed under the new territorial legislation.

The Company has impact benefit agreements (“IBAs”) with four groups: Tlicho, Akaitcho, North Slave Metis Alliance and Hamlet of Kugluktuk/Kitikmeot Inuit Association. The IBAs establish requirements for funding, training, preferential hiring, business opportunities, and communications. The agreements extend over the life-of-mine of the Ekati Diamond Mine.

The Mackenzie Valley Resource Management Act came into effect after issuance of six original surface leases and before issuance of the Pigeon and Sable surface leases. Therefore, land use permits issued by the WLWB are also required for the Pigeon and Sable sites. The Ekati Diamond Mine has three Type A land-use permits that cover the area of the Sable and Pigeon pits, and the Sable haul road. Each of these permits has a five-year term that can be extended, once, for an additional 2 years. All three land-use permits were issued in 2009 and expire in September 2016.

An exploration land use permit is required to conduct exploration activities on the mining leases outside of the areas covered by the Federal surface leases or other land use permits. A land use permit (Type A) was granted by the WLWB in October 2013. This permit entitles the Company to conduct diamond drilling, large diameter reverse circulation drilling, geochemical and geophysical surveys with associated winter road construction and mobile equipment usage. This permit, which was granted for a period of five (5) years, allows the exploration work to resume on the mineral leases outside of surface lease/land use permit areas.

In 2014, the Company was granted a land-use permit for operations related to the development of the Lynx Pit. This permit entitles the Company to extract waste rock and ore from the Lynx Pit, construct site roads and water management infrastructure, expand the Misery waste rock storage area, and use vehicle, equipment and explosive for the development of the Lynx Pit. In support of planned operations at the Jay pipe, a Type A land use permit will be required for the area around Lac du Sauvage that is outside the boundaries of the pre-Mackenzie Valley Resource Management Act surface leases. The land use permit would include extraction of waste rock and kimberlite, construction of a water diversion structure, construction of a site access road, and the other activities required for mining of the Jay pipe. As the surface leases that are in place for the existing operations at the Ekati Mine do not cover the Jay area, a new surface lease will also be required.

Dominion submitted an application to the Wek´èezhìi Land and Water Board in October 2013 for the Jay land use and surface use permits. The Jay proposal was referred by Aboriginal Affairs and Northern Development Canada to the Mackenzie Valley Environmental Impact Review Board for an environmental assessment in November 2013. The review process for the Jay project is underway.

The Ekati Diamond Mine has two Navigable Waters Protection Act Authorizations for structures interfering with navigation and holds four fisheries authorizations which permit the mine to alter fish habitat in specified circumstances. For the Jay project, the Company is pursuing an exemption under Section 24 of the Navigation Waters Protection Act that would enable dewatering within the isolated portion of Lac du Sauvage inside the dike.

The Company currently holds one Water Licence, which was issued by the WLWB and was renewed in August 2013 for an 8-year term to 2021. This licence provides for mining at all established areas plus allows for mining of the Pigeon and Sable pipes. In June 2014 the Water Licence was amended to include the mining of the Lynx Pit. For the planned Jay operation, an amendment to the existing water license will be required to authorize water use and waste deposition associated with the extraction of waste rock and kimberlite, construction of a water diversion structure, drawdown and fish-out of the main body of Lac du Sauvage, open pit and underground mining, placement of waste rock, reclamation, and other activities required for mining of the Jay pipe.

Some of the permits granted to Ekati Diamond Mine at the start of operations are nearing their expiry dates and must be renewed. In some cases, the legislation under which the permits were granted has been revised, or discharge/emissions standards have altered in the interim. In these instances there is an expectation that renewal of the permits will require modifications to existing practices so as to comply with any permit conditions that may be imposed by the appropriate regulator. While there is a reasonable expectation that the permits will be renewed, additional data collection or supporting studies on discharges/emissions may be required.

Geology and Mineralization

The bedrock at the Ekati Project is dominated by Archean granitoids, intruded by metagreywackes of the YK Supergroup and transected by Proterozoic mafic dykes. No younger cover sediments are preserved. Bedrock is overlain by Quaternary glacial deposits which are generally less than 5 meters thick.

The 45 to 75 Ma kimberlites, part of the Lac de Gras kimberlite field, intrude both the granitoids and metasediments. The kimberlites are mostly small pipe-like bodies (surface area predominantly <3 ha but can reach as much as 20 ha) that typically extend to projected depths of 400–600 m below the current land surface. Kimberlite distribution is controlled by fault zones, fault intersections and dyke swarms.

The kimberlites are made up almost exclusively of olivine-rich volcaniclastic kimberlite (VK), with lesser mud-rich, resedimented volcaniclastic kimberlite (RVK) and primary volcaniclastic kimberlite (PVK). In rare cases (for example, the Pigeon kimberlite), pipes are dominated by or include significant proportions of magmatic kimberlite (MK).

Economic mineralization is mostly limited to olivine-rich re-sedimented volcaniclastic and primary volcaniclastic types. Diamond grades are highly variable. Estimated average grades for kimberlites that have been bulk sampled range from less than 0.05 cpt to more than 4 cpt.

Group 1 kimberlites (coherent or magmatic kimberlite) represent the vast majority of primary diamond deposits that are presently being exploited. The Ekati kimberlites are considered to be examples of a Group 1 kimberlite deposit and display most of the typical features of Group 1 kimberlite pipes.

Drilling and Sampling

Core drilling using synthetic diamond-tipped tools and/or carbide bits is used to define the pipe contacts, wall-rock conditions, and internal geology. An initial drill pattern around each pipe is completed, and depending on the results, additional drilling may be required to further delineate potential problem areas. Core drilling is also used to obtain geotechnical and hydrogeological data. In the key kimberlite areas where mineral resources have been estimated, a total of 803 core drill holes (144,012 m) were completed.

Sonic drilling is used to core both soil and bedrock along proposed civil construction projects such as dike alignments. The primary objective of sonic drilling is to characterize the nature and variation of the soil layers beneath the proposed civil work and to determine the depth to bedrock. Recovered soil is geotechnically logged and geotechnical laboratory testing is performed on selected samples. A total of 26 sonic drill holes (677 m) were completed in the areas of possible Jay dike alignments investigated during the winter 2014 geotechnical investigation program to support the 2015 Jay project pre-feasibility study.

Diamonds for grade estimation and valuation are obtained by reverse circulation (“RC”) drilling and/or by bulk sampling in underground or open pit bulk sample mines. Samples are processed through an on-site sample plant. In the key kimberlite areas where mineral resources have been estimated, a total of 289 RC holes (62,653 m) were completed.

Conventional concepts of sample preparation and analysis do not generally apply to diamond-bearing kimberlite deposits. Diamonds from large samples must be physically separated from their host rock and described and evaluated. To accomplish that, bulk samples from RC drilling and/or underground/surface operations, must be processed and the diamonds liberated and collected using a sample plant facility. Sample plants are essentially scaled down process plants designed to handle a few tonnes to tens of tonnes per hour.

Bulk sampling and RC sampling provide information on the size distribution and value of the diamonds in a pipe. The underground samples yielded large diamond parcels (more than 2,000 ct) for valuation purposes and, due to the large individual sample sizes (ca. 40 to 70 t each) and very close spacing of samples (ca. 3 m), provided key data on the effect of increased sample support on grade statistics and on spatial continuity of diamond grades. During RC drilling, an initial 100 to 200 t sample is taken from each prioritized kimberlite pipe and, if encouraging results are obtained, more extensive sampling campaigns are undertaken to provide sufficient grade and diamond value data to support classification of resources. The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

Production

In fiscal 2015, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.5 million tonnes from the mineral reserve and produced approximately 1.6 million carats. The Company processed approximately 1.6 million tonnes from the Fox pipe (including stockpiles) and approximately 0.9 million tonnes from the Koala underground operations including Koala phases 5, 6 and 7. Additional plant feed to keep the processing plant at capacity for the period was sourced from the Misery South and Southwest diamond bearing satellite bodies as well as the stockpile of COR. The Misery South and Southwest satellite bodies as well as the COR are not included in the Company's reserves and resource statement and are therefore considered incremental to production. For fiscal year 2015, the Ekati Diamond Mine processed (on a 100% basis) approximately 4.1 million tonnes of material from all sources and produced approximately 3.2 million carats.

The plan and budget for fiscal 2016 foresees Ekati Diamond Mine production of approximately 1.2 million carats from the mining and processing of approximately 1.9 million tonnes of mineral reserves (the base case). This includes approximately 1.1 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7) and approximately 0.8 million tonnes from the Pigeon open pit.

In addition to the mineral reserves noted above, the plan for fiscal year 2016 also contemplates processing the inferred resources from the Misery South & Southwest kimberlite that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the plan for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 3.0 million carats from the mining and processing of approximately 3.0 million tonnes of mineral reserves and resources, which includes approximately 1.1 million tonnes from Misery South & Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

The reserves and resources that are planned to be processed during fiscal 2016 do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. The Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and coarse ore rejects (COR), but has not included this additional material in the above mentioned mine plan. It is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast, and 1.1 million tonnes of COR material will be processed during fiscal 2016. In addition, as part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

Cumulative production from the Ekati Diamond Mine to January 31, 2015 has totaled approximately 58 million carats of diamonds.

Mineral Reserve and Mineral Resources Estimates

The tables below summarize the mineral reserves and mineral resources at the Ekati Diamond Mine as at the end of January 31, 2015, expressed in millions of tonnes, carats per tonne, and (for reserves) millions of carats. Totals may not add up exactly due to rounding. The values shown are for 100% of the Ekati joint ventures.

Mineral Reserves were estimated for the Koala, Misery Main, Pigeon, Jay and Lynx pipes, and active stockpile materials. Mineral resources have been estimated for eight kimberlite pipes/complexes: Koala, Koala North, Fox, Misery, Pigeon, Sable, Lynx, and Jay.

Mineral Reserves at Ekati Diamond Mine – January 31, 2015 (100% basis)

Kimberlite Pipes				PROVEN RESERVES			PROBABLE RESERVES		PROVEN AND PROBABLE
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	4.0	0.6	2.3	4.0	0.6	2.3
Misery Main	Core	OP	-	-	-	3.0	4.7	14.2	3.0	4.7	14.2
Pigeon	Core	OP	-	-	-	7.4	0.5	3.6	7.4	0.5	3.6
Jay	Buffer	OP	-	-	-	45.6	1.9	84.6	45.6	1.9	84.6
Lynx	Buffer	OP	-	-	-	1.1	0.9	1.0	1.1	0.9	1.0
Stockpile	Core	N/A	-	-	-	0.1	0.4	0.02	0.1	0.4	0.02
Sub-Total Core Zone			-	-	-	14.5	1.4	20.2	14.5	1.4	20.2
Sub-Total Buffer Zone			-	-	-	46.7	1.9	85.6	46.7	1.9	85.6
Total Reserves			-	-	-	61.2	1.8	105.8	61.2	1.8	105.8

Notes to Mineral Reserve Table.

1.

Mineral reserves have an effective date of January 31, 2015. The mineral reserves were prepared under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101.

2.	Mineral Reserves are reported on a 100% basis.
3.

The Company has an 88.9% participating interest in the Core Zone where mineral reserves are estimated for the Koala, Misery, and Pigeon kimberlites and stockpiles. The Company has a 65.3% participating interest in the Buffer Zone where mineral reserves are estimated for the Jay and Lynx kimberlites.

4.	The reference point for the definition of mineral reserves is at the point of delivery to the process plant.
5.	Mineral reserves are reported at +1.0 mm (effective cut-off of 1.0 mm).
6.

Mineral reserves that will be, or are mined using open pit methods include Misery, Pigeon, Lynx and Jay. Mineral Reserves are estimated using the following assumptions: Misery open pit design assumed dilution of 4% waste and mining recovery of 98% diluted material; Pigeon open pit design assumed dilution of 6% waste and mining recovery of 98% diluted material, Lynx open pit design assumed dilution of <2% waste and mining recovery of 98% diluted material. Jay open pit design assumed dilution of 2% waste and mining recovery of 98% diluted material.

7.

Koala probable mineral reserves are mined using underground mining methods. The Koala probable mineral reserves estimate assumed an overall dilution of 4% and mining recovery of 87% of the diluted material.

8.

Stockpiles are minor run-of-mine stockpiles (sourced from underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

9.	Tonnes are reported as metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
10.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Mineral reserve estimates are based on material classed as indicated mineral resources with dilution applied. Depletion has been included in the estimates. No proven mineral reserves have been declared.

During fiscal year 2015, there was a significant addition to mineral reserves with the completion of the Jay PFS.

Factors which may affect the mineral reserve estimates include diamond price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, appropriate dilution control being able to be maintained, changes to capital and operating cost estimates, in particular to fuel cost assumptions, and variations to the permitting, operating or social license regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

Mineral Resources at Ekati Diamond Mine – January31, 2015 (100% basis)

Kimberlite Pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	6.6	0.8	5.0	0.1	0.9	0.1
Koala North	Core	UG	-	-	-	-	-	-	0.1	0.5	0.1
Fox	Core	UG	-	-	-	35.2	0.3	9.8	2.0	0.3	0.7
Misery Main	Core	OP	-	-	-	3.7	4.5	16.8	0.8	2.9	2.3
Misery
South	Core	OP	-	-	-	-	-	-	0.7	1.1	0.7
Misery Southwest	Core	OP	-	-	-	-	-	-	2.2	2.2	4.9
Misery Northeast	Core	OP	-	-	-	-	-	-	0.1	0.9	0.1
Pigeon	Core	OP	-	-	-	12.0	0.5	5.9	1.7	0.4	0.8
Sable	Core	OP	-	-	-	15.4	0.9	14.0	0.3	0.9	0.3
Jay	Buffer	OP	-	-	-	48.2	1.9	90.6	4.2	2.1	8.6
Lynx	Buffer	OP	-	-	-	1.3	0.8	1.0	0.3	0.8	0.2
Stockpile	Core	N/A	-	-	-	0.1	0.4	0.02	6.8	0.2	1.3
Sub-Total Core Zone			-	-	-	72.9	0.7	51.4	14.8	0.8	11.2
Sub-Total Buffer Zone			-	-	-	49.4	1.9	91.6	4.4	2.0	8.8
Total Resources			-	-	-	122.3	1.2	143.0	19.3	1.0	20.0

Notes to Mineral Resource Table.

1.

Mineral resources have an effective date of 31 January 2015. The Mineral resources estimate was prepared under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101.

2.	Mineral Resources are reported on a 100% basis. The Company has an 88.9% participating interest in the Core Zone and a 65.3% participating interest in the Buffer Zone.
3.	Mineral resources are reported inclusive of mineral reserves. Mineral Resources that are not mineral reserves do not have demonstrated economic viability.
4.	Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
5.

Mineral resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance.

6.

Mineral resources amenable to open pit mining methods include Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut mineral resources (Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included: overall pit slope angles were selected to meet the particular design requirements for each pipe and range from 35–62º, mining costs of CDN$5–8/wmt, processing costs of CDN$16–26/dmt, general and administrative costs of CDN$17-29/dmt and diamond valuations that ranged from US$64–$241 ct.

7.

Mineral resources amenable to underground mining methods include Koala, Koala North and Fox Underground. Conceptual underground designs for Koala North were based on a sub-level retreat mining method utilizing 20 m sub-levels and CDN$38–63/dmt operating cost. Conceptual underground designs for Koala were based on a sub-level cave mining method utilizing 20 m sub- levels and CDN$38–63/dmt operating cost. Conceptual underground designs for Fox were based on a 130 m deep block cave mining method and CDN$50-84/dmt operating cost. Operating costs vary by elevation within the deposits. Diamond valuations ranged from US$299–$404/ct.

8.

Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

9.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.
10.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied this time, and as such they represent in situ values. Mineral resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual stope design or a conceptual open pit shell. Depletion has been included in the estimates. No measured mineral resources are reported. The Company cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Factors which may affect the mineral resource estimates include: diamond book price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, and the effect of different sample-support sizes between RC drilling and underground sampling.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserves are expected to be mined as planned, so mineability is not a factor in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence. Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Mining Methods

Open Pit Mining
Open pit production at the Ekati Diamond Mine is currently from the Misery pushback pit which has been producing from the Misery South and Misery SW Extension pipes since August 2014. Waste stripping commenced in 2014 for the Pigeon open pit. The Fox open pit operation commenced in 2005 and was completed in 2014.

Dewatering of lake systems that have developed over the kimberlite pipes is generally required prior to commencement of open pit mining activities. The Jay project will be developed within a 5 km length water retention dike in Lac du Sauvage. The kimberlite pipes at Ekati are approximately circular in plan view and are generally located within granite, a competent host rock. The ore–waste boundary is abrupt and is readily distinguished by rock type. Ultimate vertical mining depths are 300 m at Misery, 190 m at Pigeon, 140 m at Lynx, and 360 m at Jay.

Design pit slopes vary significantly between waste and kimberlite and are established based on detailed geotechnical and hydrogeological studies and operational requirements for each pipe. Phased mining has been used at the Misery and Pigeon pipes, and is planned for the Jay pipe. Due to the small size of the Lynx pit, phased mining will not be used.

A single circular access ramp around the perimeter of the pit is developed progressively as the benches are mined. Waste rock is hauled to a designated waste rock storage area and dumped to an engineered design. Kimberlite is hauled directly from the Pigeon pit benches to the process plant (5 km). For all other open pit operations, additional kimberlite storage and handling is required.

The main truck loading and haulage equipment currently in use are diesel hydraulic shovel/excavators with a bucket capacity of 12 m3 and 90 t capacity off-road haul trucks. The Jay mine plan assumes 90 t capacity off-road haul trucks for ore, and 190 t capacity trucks for waste haulage. The main loading units selected for Jay include 17 m3 loaders and 26 m3 shovels.

Underground Mining
The Koala mine has been developed with sublevels spaced 20 m apart vertically and 5 m x 5 m drawpoints on a 14.5 m spacing (centre to centre). The highest elevation production sublevel is located at 2050L, approximately 160 m below the base of the former Koala open pit. Ore production from the drawpoints is a combination of the blasted kimberlite and caved kimberlite that lies above the blasted zone through to the pit. As production proceeds, the top of the cave zone below the pit is constantly being drawn down, and the level and profile of the surface expression of the cave zone is closely monitored. Below sublevel 1970L, the mine transitions to an incline cave with the lowest production level located at 1810L.

The Koala North mine is a sub level retreat operation with 20 m sub level spacing. Drawpoints are 4.6 m x 4.6 m on a 16 m centre to centre spacing. Drawpoints are offset between levels to ensure ground stability and maximum draw.

Kimberlite is transported from the mines via a 1.37 m (54 inch) wide conveyor system. The system consists of four main underground conveyor sections plus a surface “stacker” conveyor, with a transfer arrangement between each conveyor. All production mucking is carried out using load haul dump (LHD) vehicles, tramming to the remuck bays or loading 45 t capacity diesel haulage trucks. Ore is dumped into an ore pass system, and fed to a 500 tph primary mineral sizer before loading onto the 2.4 km long conveyor system from Koala to the process plant. On surface, the radial stacking conveyor discharges to an 8,000 t surface stockpile.

The Diavik Diamond Mine
The Diavik mineral claims and mining leases are contained within seven claim blocks (the “Diavik Property”). However, only the DDMI – DDHL block of the Diavik Property is under development and considered to be material to the Company.

The Company filed a technical report on the mineral resources and reserves at the Diavik Diamond Mine pursuant to NI 43-101 of the Canadian Securities Administrators on March 25, 2015. The scientific and technical information on the Diavik Diamond Mine included in this Annual Information Form was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of NI 43-101.

DDDLP (40%) and DDMI (60%) own the respective percentage of an undivided ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine located at Lac de Gras in the Northwest Territories, Canada. DDMI is a wholly owned subsidiary of Rio Tinto of London, England, and is the mine operator.

Property Location, Access and Infrastructure

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories. The mine site is situated on a 20 km2 island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W. The Diavik Joint Venture consists of the Diavik Diamond Mine and its surrounding exploration properties. A total of 302 mining leases are held in the Diavik Joint Venture which represents a land package of approximately 678,220 acres. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves.

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 km ice road that is constructed annually in winter that operates for only eight to ten weeks between January and March. Most of the supplies required for the mine including fuels, lubricants, construction materials and bulk explosives, are transported over this road. For year-round air access, the Diavik Diamond Mine has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft and Avro RJ85 regional jet.

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing wholesome meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site.

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 m above sea level. Lac de Gras itself varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

History

The original Diavik claims were staked by the Company in late 1991 and early 1992. Under an option agreement, Kennecott Canada Inc. (“Kennecott”) acquired the right to earn a 60% joint venture interest which Kennecott exercised following the discovery of four diamond-bearing kimberlite pipes under the waters of Lac de Gras. The Diavik Joint Venture was consummated in 1995 between Kennecott and a predecessor to the Company, with Kennecott acting as manager. Kennecott assigned its rights and interests in the Diavik Diamond Mine to DDMI in 1996. Both Kennecott and DDMI are subsidiaries of Rio Tinto.

The A-21, A-154 North and A-154 South kimberlite pipes were discovered in 1994. The A-418 pipe was discovered in 1995. Subsequently, mini-bulk samples were obtained from the A-154 South, A-154 North, A-418 and A-21 pipes by large diameter core drilling. Additional delineation drilling was also carried out. An underground decline was driven and bulk samples were mined from the A-154 South and A-418 pipes.

The initial mineral resource estimate was completed in 1998, comprised of all four pipes, which was the basis for the Diavik feasibility study prepared during 1999. Following economic analysis of the project, a production decision was taken in 2000 to develop the Diavik Diamond Mine.

Construction on site commenced in 2001 and continued into early 2003. Equipment, construction materials, fuel and supplies were trucked to the site on the annual winter road. Site facilities built include the ore processing plant, power generation plant, maintenance shops, accommodations, fuel storage, processed kimberlite (tailings) containment, water treatment system, and an airstrip.

A 3.9 kilometre long water retention dike was constructed around the planned site of the A-154 open pit. After dewatering the pool within the dike, lake-bottom sediments and till overburden were removed to expose the A-154 South and A-154 North pipes for mining. Initial mining and trial processing of kimberlite commenced in November 2002. Commercial production commenced in January 2003 with first sales taking place later that year.

A second dike 1.3 kilometres long was built during 2005 and 2006 around the planned A-418 open pit adjacent to the A-154 open pit. Following dewatering of the A-418 pool, overburden and waste rock stripping began in late 2006 with A-418 kimberlite becoming available for mining during 2008. Mining of the two open pits was concurrent and carried out by the same crew.

During the period 2005 to 2007, a new underground decline was advanced for exploring and sampling the A-418, A-154 North and A-154 South pipes at depth and for collecting engineering data for designing the underground mining of these kimberlites below the open pits. Feasibility studies supported corporate approvals in late 2007 to proceed with underground mining in the three pipes to be phased in as open pit production tapered off. Underground mine development and supporting infrastructure expansions took place from 2008 to 2010.

The open pit portion of A-154 North depleted in 2008, A-154 South finished in 2010 and A-418 ended in late 2012. Against the backdrop of these planned open pit depletions, underground mine production from all three pipes concurrently was ‘ramped up’ beginning with A-154 North and A-154 South in 2010 and A-418 commencing in 2012 to achieve full underground production by the start of 2013.

The Diavik Diamond Mine was designed to process 1.5 million tonnes per year through the plant. After the first year of operation, throughput has consistently exceeded 2 million tonnes processed each year to date with the exception of a planned curtailment for 2009 during a market adjustment.

The A-21 pipe will host a third dike and open pit for Diavik. Construction is expected to commence in 2015. Completion of the dike and pool dewatering is expected in 2018, followed by pre-production stripping leading to first kimberlite production anticipated by the end of 2018. The timing of A-21 in the mine plan does not extend the existing mine life but strengthens the enterprise by complementing production from an increasingly deepening underground mine. The timing of capital expenditure and maximizing of benefit for the mine as a whole were considerations in the strategic timing of A-21.

Geology

The Diavik Diamond Mine is located in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield.

Local geology in the Lac de Gras area is well represented by three main Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The metasedimentary greywacke, siltstone and mudstone rocks exhibit features ascribable to turbidity deposition, including graded beds, and are typical of the metaturbidite domains in the Slave Structural Province. In areas of tonalite to quartz diorite, the principal components are biotite and hornblende and plagioclase but local alteration zones can contain epidote, sericite and chlorite. The two-mica granitoids are believed to be representative of an extensive pan-Slave suite of granite, granodiorite and pegmatite. The granite and granodiorite in the local area vary compositionally and texturally with primary constituents in all phases being quartz, K-spar, plagioclase, muscovite and biotite. Distinctive accessory minerals include tourmaline, apatite and garnet.

Diabase dykes are present in the area. Grouped on the basis of orientation, at least three sets of dykes can be distinguished. Typically occurring en echelon within sets, individual dykes are irregular in width and texturally indistinguishable.

Kimberlite pipes were formed by relatively recent volcanic eruptions which intruded the older Archean granitoid and metasedimentary rocks of the Slave Craton. The kimberlites and their host rocks were then covered by a Quaternary glacial till which was generally up to 40 metres thick in the immediate vicinity of the pipes.

Exploration

Airborne geophysical techniques and heavy mineral sampling in till were applied to identify targets which were ranked for additional exploration by more detailed geophysics and sampling. The most prospective targets were subsequently drilled to define the extent of the kimberlite and for micro-diamond determination. Where results were encouraging, large diameter core drilling was used to obtain mini-bulk samples (6 inch diameter core to depths of 250 metres followed by 3.5 inch diameter (PQ) to the end of hole). This approach led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core drilling, underground bulk sampling and feasibility studies, culminating in the construction of the Diavik Diamond Mine.

Exploration continued after the mine start-up and into operations, until 2013. Activities included additional geophysical surveying, till sampling, sample processing, indicator mineral counts and analyses, mapping and drilling. Many more kimberlites were found but none have been economic to date.

There are currently no active field programs underway on the joint venture leases. A compilation report reviewing all available data on the 67 non-economic kimberlites on the property is in progress.

Mineralization

The mineral resource and reserve for the Diavik Diamond Mine consists of four diamond-bearing kimberlite pipes located under water in Lac de Gras. The pipes are relatively small, each having surface expressions less than 200 metres in diameter.

The Diavik kimberlite pipes are made up of three facies. A coherent (hypabyssal) facies was formed by the crystallization of kimberlite magma, often at depth, and has not been explosively emplaced. The pyroclastic facies is interpreted as an explosive air-fall deposit which may have been deposited in water. The volcaniclastic facies was formed by a mixture of pyroclastic deposition and re-sedimentation of pyroclastic kimberlite and host material from a volcanic edifice which flowed back into the open crater remaining after eruption. The pipes also contain varying amounts of host rock dilution which was incorporated during the eruption.

Diamonds are generally included as xenocrysts in kimberlite magma as it was formed and ascended through the upper mantle and crust. As the earth’s surface was approached, the kimberlite magma erupted explosively to form the characteristic root-like pipe shape. Abundant kimberlite erupted as pyroclastic ejecta and fell both within and adjacent to the pipe. The pipe was filled with a combination of pyroclastic kimberlite, hypabyssal kimberlite, and mudstone that slumped back into the pipe. At Lac de Gras, the tops of the pipes were removed by continental glaciation. The kimberlites are softer than the surrounding rocks so that depressions were formed after the glaciers retreated and filled with water to become lakes. When the pipes occur under larger lakes, such as Lac de Gras, the pipes typically lie beneath small depressions on the lake bottom.

The kimberlite within each of the Diavik pipes has been subdivided into four to seven geology units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade (carats per tonne), as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. For each of the Diavik pipes in the mineral reserve and mine plan, average grades are higher than economic cut-off/break-even so mining selectivity is not required and all of the kimberlite is expected to be mined and processed.

Mining Operations

The Diavik Diamond Mine operates 24 hours per day, 365 days of the year. Crews are resident on site while they work 12-hour shifts for 14 days, then rotate home for 14 days of rest. Four rotating crews cover 12-hour dayshifts, 12-hour nightshifts, on-site and off-site rotation.

Three pipes are in production concurrently: A-154 South, A-154 North, and A-418. The fourth pipe, A-21, is in development with first production anticipated for late 2018.

Mine operation began in 2003 with open pit mining. Diavik became a fully underground mine in late 2012 after a planned three-year transition phase. The three current production pipes are adjacent to one another and share common underground portal access and infrastructure.

Sub-level retreat is the mining method in A-154 South and A-418. This top-down method relies on the competence of the surrounding host rock while the kimberlite within is bulk-mined in a retreating sequence. An increasingly deepening open-air void is left as mining pushes deeper over time. With competent surrounding wall rock and virtually complete removal of kimberlite in a single pass without primary and secondary phases, mined voids are not backfilled.

Blast hole stoping with cemented rockfill is the mining method in A-154 North. The location of A-154 North within the wall of the A-154 open pit and within the foundation rock mass very near the A-154 dike makes the requirement for backfill in this mining method most suitable for overall stability of the integrated pit-dike-underground system. Alternating panels (stopes) of kimberlite on a given level are mined and then backfilled with cemented rockfill. After curing, the remaining secondary panels of kimberlite in between are then mined and similarly backfilled. Levels are mined in a bottom-up sequence so that the rock mass underfoot becomes increasingly strengthened by rising volumes of cemented rockfill as the mining activity over time approaches the critical infrastructure on surface. In addition to the cost for backfill in this mining method, advanced development of access and infrastructure at depth ahead of production is an upfront cost.

The underground mine is mechanized and conventional. Personnel and materials enter and leave the mine through three portals. The mining fleet includes drills, rock bolters, scooptrams, haulage trucks, personnel carriers and vehicles, and various specialized utility pieces. Daily activities include drilling, blasting, loading and hauling, backfill handling, and mine drainage activities.

Blast-hole stopes are planned 25 metres high and sub-level retreat stopes are also 25 metres. Both mining methods take place simultaneously and multiple faces are in production from more than one level.

Ore (and waste) from underground is brought to surface at the portal entrances by underground haulage trucks and placed in designated piles. The “portal muck” is then picked up by front-end loader and put onto surface haulage trucks – kept in service from the earlier open pit mining – and taken to the ore processing plant (or waste rock storage, if waste rock).

A-21 production in the near future will bring open pit mining back to Diavik. Much of the surface mining fleet has been retained and kept in running condition, and many of the operators remain available on site. The A-21 open pit has been designed and will be mined similarly to the A-154 and A-418 open pits. Benches in the two completed pits and for A-21 are 10 metres high. Catchment berms in the final walls are located every three benches, and the ‘triple-benched’ 30 metre walls are pre-sheared (pre-split) in a single 30 metre pass. The daily activities of drilling, blasting, loading, hauling, dozing and dewatering are supported by drills, excavators, 240-ton (216-tonne) and 100-ton (91-tonne) haulage trucks, dozers, graders and service vehicles.

Drilling and Sampling

Now in advanced stages of production, Diavik’s three current production pipes are well delineated except at great depth. The pipes have sharp contacts with the granitoid host rock. Collection of pierce point drill hole data to define the size and shape of the kimberlitic bodies began during initial evaluation activities in 1995. Early delineation efforts supported the calculation of volumes and spatial dimensions leading to the first mineral resource estimate in 1998 and initial mine designs in 1999. Further delineation drilling was conducted in each of the four pipes once mining commenced after 2003, guiding important volume updates and increasing significantly the number of pierce points for resource modeling. Since the start of underground mining in 2010, still more pierce points have been added to the models from ongoing underground probe drilling that has been adopted to delineate the kimberlite boundaries at close range. In addition, as the pipes are mined, exposed contacts are surveyed and these as-mined contact points are also added to the pipe models.

Initial work during 1995 to 1997 included large diameter core (“LDC”) holes drilled in each pipe to produce sufficiently large samples for macrodiamond (>1 millimetre) analysis. LDC holes were drilled vertically, starting with six-inch core and stepping down to three- to four-inch core at depths of around 250 metres (drilling equipment limitations). Samples were recovered in varying lengths (nominally 15 metres for six-inch core and 25 metres for three- and four-inch core) attempting to maintain consistent sample weight and yielding a minimum of around 30 stones per sample.

Large diameter reverse circulation (“LDRC”) drilling for bulk sampling has been carried out in all four of the pipes to improve mineral resource and reserve definition since the mine started up. This has provided increased accuracy and confidence in production-scale forecasting for the mine. All of the LDRC holes were vertical with diameters ranging from 13.75 to 24 inches depending on the grade of the pipe.

LDRC drill sampling prior to commencing production was possible for A-154 North, A-418 and A-21. In 2004, an in-pit LDRC program for A-154 North sought to increase local grade confidence in the upper part of the pipe as well as to drill deep LDRC holes to produce a package of diamonds for further price valuation. A-418 was also a focus in 2004 as well as 2005 during which LDRC drilling was conducted from lake ice to the bottom of the open pit that was being planned at the time. LDRC drilling from lake ice was also carried out for A-21, in 2008, to augment an underground bulk sample that had been mined in 2007.

LDRC drilling in A-154 South was performed only as open pit mining was finishing, in 2009, in preparation for underground mining that would commence the following year.

In 2011, in-pit LDRC drilling also took place in A-418 which extended the reserve into the underground mining of the pipe that would commence in late 2012.

In addition to planned drilling programs, ad hoc sampling for ‘trouble shooting’ in support of production have been carried out. On two occasions – once in A-154 South and once in A-418 – when grade reconciliation was consistently negative for a period of time, a set of mini-bulk samples of approximately two tonnes each were collected on a single bench to examine local grade variability at higher resolution and fill in data gaps in the forecasting models.

Since the transition to underground mining, kimberlite samples are being collected routinely from ore development drifts in A-154 South, A-154 North and A-418 as mining progresses. In areas where grade samples have not been collected previously, two- to four-tonne samples are collected from the mined ore.

The collection, handling, transport, custody and processing of samples is performed under strict security that has been established for the Diavik diamond operations. This includes limited physical access, card-lock controls, strategically located cameras with full-time monitoring, employee search policies and procedures. DDMI has a separate, trained, full time security force.

Production

Production at the Diavik Diamond Mine is currently from the underground mining of three ore bodies concurrently: A-154 South, A-154 North, and A-418. Future production will include a fourth ore body, A-21, which is in development as an open pit.

In calendar 2014, 7.2 million carats of diamonds were recovered from more than 2.2 million tonnes processed (on a 100% basis). The increase in carats from the original 2014 calendar plan of approximately 6.9 million carats was largely due to an increase in plant throughput from a planned mining rate of 1.9 million tonnes in 2014 to 2.1 million tonnes as the underground mine continued its strong operating performance.

The mine plan for calendar 2015 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.7 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418 kimberlite pipes. In addition to the 6.7 million carats produced from underground mining there will be production from COR. This additional production is not included in the Company's ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of COR which is planned to be processed during calendar 2015 would have produced 0.3 million carats.

Cumulative production from the Diavik Diamond Mine to December 31, 2014 has totaled 91.1 million carats of diamonds (100% basis).

Mineral Resources and Mineral Reserve Estimates

The tables below summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2014 expressed in millions of tonnes, carats per tonne, and millions of carats. Totals may not add up exactly due to rounding. The values shown are for 100% of the Diavik Joint Venture.

The mineral reserve and mineral resource estimates presented below was prepared by or under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of NI 43-101.

The mineral reserves shown here account for all depletions due to production and sampling to the end of December 31, 2014. The mineral reserves also include forecasted mining losses and dilution. Underground mining dilution and losses have been assessed regularly since the production ramp-up began in 2010. Because more than one mining method is underway in the underground mine, dilution and losses are a function of the method used, experience and observation. The future A-21 open pit is expected to have dilution and losses similar to those achieved during Diavik’s first decade as an open pit operation.

New data from surveying along with the results of new samples taken in active mining areas were incorporated into the latest reserve and resource models in calendar 2014. There were three new samples in A-154 South, 12 in A-418 and 14 new samples in A-154 North. In the updated A-154 North model 0.2 million tonnes of inferred resources were upgraded to indicated mineral resources and subsequently promoted to probable mineral reserves. In the updated A-154 South model, 0.5 million tonnes of probable mineral reserves were promoted to proven reserves.

A decision made during 2014 to proceed with mining A-21 and to include it in the mine plan resulted in the promotion of A-21 measured mineral resources to proven mineral reserves, adding 3.7 million tonnes to total mineral reserves.

Mineral Reserves at Diavik Diamond Mine – December 31, 2014 (100% basis)

Kimberlite Pipes		PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
	Type	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct

A-154 South	UG	0.9	4.0	3.7	0.9	3.4	3.1	1.8	3.7	6.7
A-154 North	UG	5.0	2.3	11.5	2.1	2.2	4.5	7.0	2.3	16.1
A-418	UG	3.5	4.1	14.3	2.1	2.9	6.1	5.5	3.7	20.4
A-21	OP	3.7	2.7	10.0	-	-	-	3.7	2.7	10.0
Stockpile	N/A	0.02	3.1	0.1	-	-	-	0.02	3.1	0.1
Sub-Total – Underground		9.4	3.1	29.5	5.0	2.7	13.7	14.4	3.0	43.2
Sub-Total – Open Pit		3.7	2.7	10.0	-	-	-	3.7	2.7	10.0
Sub-Total – Stockpile		0.02	3.1	0.1	-	-	-	0.02	3.1	0.1
Total Reserves		13.1	3.0	39.6	5.0	2.7	13.7	18.1	2.9	53.3
Note: Totals may not add up due to rounding.

The mineral reserves estimate reflects a bottom screen size of 1 mm. Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

The mineral resources estimate reflects a bottom screen size of 1 mm. The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources at Diavik Diamond Mine – December 31, 2014 (100% basis)

Kimberlite Pipes		MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
	Type	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct

A-154 South	UG	-	-	-	-	-	-	0.1	3.8	0.3
A-154 North	UG	-	-	-	-	-	-	2.0	2.5	5.0
A-418	UG	-	-	-	-	-	-	0.3	2.4	0.7
A-21	OP	-	-	-	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		-	-	-	0.4	2.6	1.0	3.1	2.6	8.3
Note: Totals may not add up due to rounding.

The potential for economic viability and the ability to mine the mineral reserves are not limiting factors in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves. Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Mining and economic confidence is based on a number of notables. Production performance has been sustained and consistent since the start-up of the mine in 2003. The operation transitioned smoothly from successful open pit mining to the currently successful underground mining. Kimberlite processing performance and product recovery and sales are proven. The geology is reasonably well understood and forecast models are reconciled rigorously with actual production results. The mine designs, detailed working plans and mining schedule updates are based on engineering principles. Cut-off grade analyses and life-of-mine business plan projections are favourable. Ore-body knowledge programs are ongoing and supported by management of DDMI.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Other Relevant Data and Information

A full-time environmental staff is responsible for monitoring, directing and reporting environmental matters. The Diavik Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time. The environmental management system has achieved ISO 14001 certification.

Since the start of operations in 2003 the Diavik Diamond Mine has put forth achievable plans, made reliable forecasts, and delivered on expectations. Ore produced from the mine, whether open pit or underground or both, is brought to the ore processing plant on site which has operated continuously since the beginning and kept pace with demands.

The processing plant uses no chemicals or reagents. Gravity-based methods rely on the relatively heavier weight of diamonds to separate them. The process involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. The recovered diamonds are separated and packaged by size, weighed, secured in a vault to await transport, packed into a special container and flown discreetly to the mine’s high-security facility in the city of Yellowknife.

In Yellowknife the diamonds are cleaned, sorted and split into DDDLP’s 40% share and DDMI’s 60% share. The cleaning and sorting facility’s quality management earned ISO 9001 certification.

The limited partnership’s share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

Other Property

In September 2011, Dominion Diamond Holdings Ltd. and its wholly owned subsidiary 6355137 Canada Inc. (collectively “Dominion Diamond”) entered into an option agreement with North Arrow Minerals Inc. (“North Arrow”) and Springbok Holdings Inc., (“Springbok”) in regards to their Lac de Gras properties in the Northwest Territories.

Dominion Diamond’s Lac de Gras property covers 226,000 acres and is contiguous with property held by North Arrow that covers over 81,000 acres. Under the terms of the agreement, the two properties collectively have formed a “joint venture property”. In order for the option to vest, the Company is to carry out exploration on the joint venture property, making expenditures of at least CDN$5 million over a five year period from 2012 to 2017. The total expenditure up to the end of calendar 2014 was approximately CDN$5.1 million. Upon vesting and the Company electing to exercise its option, a joint venture will be formed, in which the Company will hold a 55% interest, and North Arrow and Springbok will equally share a 45% interest, in the entire joint venture property.

The joint venture property forms a very large, contiguous block located within the prolific Lac de Gras diamondiferous kimberlite field in Canada's Northwest Territories, home to some of the richest diamond deposits in the world. The joint venture property directly adjoins the mineral leases that host the Diavik Diamond Mine, located only 10 km to the north and the Ekati Diamond Mine which is located 40 km to the northwest. The trend line defined by Diavik’s mine project kimberlites runs directly through the center of the joint venture property, while the trend line defined by Ekati’s mine project kimberlites crosses the western portion of the joint venture property.

Previous exploration has been carried out on portions of the joint venture property, but traditional surface till sampling for kimberlite mineral indicator trains had been hampered by thick glacial till cover in the project area. A systematic basal till sampling program was initiated by the Company in early April of 2013, in which a track mounted reverse circulation drill was used to sample a complete till column and reach basal till not accessed by previous sampling.

In 2013, the Company staked 54,000 acres of minerals claims to add to the 226,000 acres previously staked in 2010. A total of 81,000 acres in mineral leases were obtained through a joint venture agreement with North Arrow Minerals in 2012. There was no field work in 2014. Assays from previous field work were completed in January and February 2014. Some reporting was also completed in 2014.

The current ground package lies along the prospective geological trend to the southwest of the existing Diavik mine bringing the total land holding up to 361,000 acres. A total of 757 reverse circulation holes were drilled on the property through the overburden and down to bedrock on a grid pattern with holes spaced at 1,000m along lines spaced 3,000m apart. In total 1,704 samples were collected from these holes. All samples have been assayed for chemical and mineral signatures of potentially diamond bearing kimberlites. Results have identified at least four areas of anomalous kimberlite indicator mineral counts. Further evaluation of these results is being conducted to determine the best path forward. This may include geophysics, additional overburden drilling and/or bed rock diamond drilling.

Social and Environmental Policies

Social and Environmental Licenses and Policies at the Ekati Diamond Mine
The Company operates the Ekati Diamond Mine under an Environmental Agreement with the Government of Canada and the GNWT that was concluded in 1997. The agreement is binding over the life-of-mine until full and final reclamation has been completed. The Environmental Agreement provides for an Independent Environmental Monitoring Agency which acts as an independent reviewer. In connection with the process of Devolution, we expect the GNWT to assume the responsibilities and obligations of the Government of Canada under the Environmental Agreement and the Government of Canada will no longer be a party to the agreement.

A number of environmental monitoring programs are in place at the Ekati Diamond Mine, and include ongoing assessments of water quality, fish habitats and health, seepage, wildlife, re-vegetation, air quality, and geotechnical stability.

Compliance with environmental requirements and agreements is reported publicly on an annual basis through various agencies such as the WLWB. A Renewal Water Licence was issued by the WLWB in August 2013, was amended in June 2014 to include Lynx Pit development, and has a term to 2021. The Water Licence requires that the Company provide financial security for reclamation of the Ekati Diamond Mine according to the approved Interim Closure and Reclamation Plan. The amount of security increased in the Renewal Water Licence issued in August 2013, and is currently set at CDN$263.7 million (inclusive of the Sable property). In November 2014, the Company posted surety bonds with the GNWT in the aggregate amount of approximately CDN$253.4 million to secure the obligation under its Water Licence to reclaim the Ekati mine site at the time of the eventual completion of all mining activities on the site. Letters of credit in the amount of approximately CDN$42.7 million continue to be held by the GNWT as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the GNWT of duplication between the security required under the Water Licence and security held by the GNWT under the Environmental Agreement. The Company also provides the Federal government with approximately CDN$1.5 million in financial security as required under the three Fisheries Act Authorizations.

The initial regulatory submissions for the Jay-Cardinal pipes in October 2013 enabled the planned referral of the project to environmental assessment in November 2013. The final Terms of Reference and interim draft work plan for the environmental assessment of the Jay-Cardinal pipes were issued by the MVRB in February 2014. Following concerns raised by communities, the Company significantly reduced the footprint of the project and environmental impact by excluding the Cardinal pipe. The revised Terms of Reference for the stand alone Jay project was issued in July 2014. The Company submitted the Developer’s Assessment Report in November 2014 and the subsequent Adequacy Review has now been completed. The parties to the Environmental Assessment process have filed information requests and the Company is currently preparing responses to these requests.

The Ekati Diamond Mine is committed to developing and supporting its social licenses to operate. A Socio-Economic Agreement was concluded with the GNWT, and has been in place since 1996. Four IBAs have also been concluded; current relationships with each of the IBA groups are considered positive and are maintained through regular meetings and communications. The Company currently provides financial support for long-term sustainable community development projects. The Company also works to incorporate traditional knowledge in environmental monitoring programs through on-the-land community initiatives which provide direct input into these programs.

The Company has a strong community engagement program, which provides for regular and open dialogue with the affected Aboriginal communities. Since taking ownership of the Ekati Diamond Mine in April 2013, senior executives have been in regular contact with Aboriginal groups, through meetings, workshops and site based activities, and have made numerous community visits for pubic presentations about the Company and the new projects being proposed.

Aboriginal Issues and Local Resources at the Diavik Diamond Mine
The Diavik Diamond Mine at Lac de Gras, Northwest Territories, Canada, is located within Tlicho lands as defined by the Tlicho Land Claims and Self-Government Agreement signed in 2003 by the Dogrib Treaty 11 Council (now the Tlicho Government), the GNWT and the Government of Canada. The Tlicho Land Claims and Self-Government Act received Royal Assent in 2005. This legislation resulted in the first combined comprehensive land claim and self-government agreement in the Northwest Territories. Additionally, the Akaitcho Dene First Nations, comprised of Yellowknives and Chipewyan First Nations peoples are currently negotiating a combined land, resources, and self-government agreement in which the Akaitcho people assert interest in the Lac de Gras area. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area, including the Tlicho Government, the Lutsel K’e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Diamond Mine on March 31, 2000. Under the Tlicho Agreement, the WLWB was created and it was this board that, in 2007, recommended water licence renewal.

DDMI has negotiated private Participation Agreements with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Diamond Mine’s neighbouring communities are positive. DDMI and the five Aboriginal groups have renewed the Participation Agreements.

DDMI has a socio-economic monitoring agreement with the GNWT with the five Aboriginal groups as signatories. DDMI has an Environmental Agreement with the governments of Canada and the Northwest Territories and the five Aboriginal groups.

DDMI, on behalf of the Diavik Joint Venture, through the Participation Agreements, community projects, donations and scholarship funding, contributes approximately CDN$5 million annually to local communities. DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine’s operations jobs with northern residents, of which 40% would be Aboriginal northerners. In terms of workforce numbers, DDMI continues to exceed its feasibility study workforce projections. Figures are published publicly annually in a report submitted to the NWT Government and Aboriginal communities.

Environmental Requirements for the Diavik Diamond Mine
The Diavik Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. In addition to federal and territorial requirements, DDMI must also comply with the Environmental Agreement (previously mentioned) and with Rio Tinto Environmental Standards. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of the Company’s knowledge, the Diavik Diamond Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Diavik Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels. As a result of the Devolution Agreement, responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories transferred from the Government of Canada to the Government of Northwest Territories effective as of April 1, 2014. The GNWT became responsible for the management of onshore lands, the issuance of rights and interests with respect to onshore minerals, and collection of royalties in the Northwest Territories. The Government of Canada will retain responsibility for the remediation of existing contaminated waste sites, the administration of offshore lands and the negotiation of Aboriginal Rights agreements.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services. Laws and regulations that might impact the Diavik Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August 2000, the Diavik Diamond Mine was issued with a Type “A” Water License with associated engineering and management plans required under the licence being approved by the Mackenzie Valley Land and the WLWB three months later. The federal government has renewed the Diavik water licence to October 31, 2015. The regional WLWB, created under the Tlicho agreement, recommended licence renewal after an intensive two-year public review. The licence was granted subject to increased environmental monitoring, reporting and management controls.

Requirements in the Environmental Agreement are monitored by the Environmental Monitoring Advisory Board (EMAB), which was established as part of the agreement. EMAB includes board members from each of the signatories to the Environmental Agreement (the Parties) and operates at arm’s length and independent of the Parties as a public watchdog of the regulatory process and implementation of the Environmental Agreement.

Rio Tinto Standards set out minimum requirements for all Rio Tinto operations related to Health, Safety and Environment. Implementation of the standards is monitored and verified internally by DDMI and through third-party audits conducted by Rio Tinto auditors every three years.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Dividends
The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance, fluctuations in diamond prices, the amount of cash required to fund capital expenditures and working capital requirements, access to capital markets, foreign exchange rates, and the other risk factors set forth in this Annual Information Form.

In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash payments. Dividends may be increased, reduced or suspended depending on our operational success. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone or elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds, on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development, or to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits in respect of the Diavik Diamond Mine by posting letters of credit, of which DDDLP’s share as at January 31, 2015 was $51 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company does not expect that the operator of the Diavik Joint Venture will continue its practice of posting letters of credit in fulfillment of this obligation. Accordingly, the Company expects that DDDLP will be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. In June 2013, the Wek’èezhìi Land and Water Board (“WLWB”) adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. Letters of credit in the amount of CDN $44 million are currently held by the Government of the Northwest Territories as security under the environmental agreement relating to the Ekati Diamond Mine. The letters of credit held under the environmental agreement for the Ekati Diamond Mine continue to be held by the Government of the Northwest Territories pending completion of a review by the Government of the Northwest Territories of duplication between this security and the security required under the Water Licence. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014 and on August 26, 2014. A Memorandum of Understanding was signed which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current collective bargaining agreement. The Company is currently in active negotiations with the union. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

DIVIDENDS

Although the Company has declared dividends in the past, no dividends have been declared on the common shares of the Company in the three most recently completed financial years.

On April 8, 2015, the Board of Directors declared a dividend of 40 cents per share to be paid in full on May 21, 2015 to shareholders of record at the close of business on April 30, 2015.

Subject to declaration by the Board of Directors, the Company intends to pay a regular annual dividend of 40 cents per share in total to be paid semi-annually through an interim and final dividend. For fiscal 2016 the interim dividend of $0.20 per share is expected to be paid in or around November 2015, and the final dividend is expected to be paid in or around May 2016.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (“TSX”) (symbol ABZ) since March 7, 1988. On November 19, 2007 the trading symbol on the TSX changed to “HW” following the change of the Company’s name to Harry Winston Diamond Corporation. Effective March 26, 2013, the trading symbol on the TSX changed to “DDC” following the change of the Company’s name to Dominion Diamond Corporation pursuant to the short form amalgamation. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada.

The Company’s common shares were listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (“NASDAQ”) on March 20, 1989, but trading on NASDAQ ceased on November 16, 2007. On November 19, 2007, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “HWD”. Effective March 26, 2013, the trading symbol on the NYSE changed to “DDC”.

Trading Price and Volume
The following table outlines the 52-week trading history, as well as monthly trading history during the period from February 2014 to January 2015 for Dominion Diamond Corporation shares on the TSX for the Company’s fiscal year ended January 31, 2015:

52 - Week High:	CDN$21.62
52 - Week Low:	CDN$12.89
Average Daily Volume:	158,562

Month	High (CDN$)	Low (CDN$)	Average Daily Volume
February (2014)	16.83	15.41	179,642
March	16.01	14.59	112,038
April	15.10	13.28	129,342
May	14.35	12.89	133,216
June	15.57	14.06	211,083
July	15.77	15.03	90,601
August	15.57	14.56	65,749
September	16.42	14.35	75,871
October	16.52	15.26	132,854
November	19.35	15.32	164,071
December	21.55	18.59	332,967
January (2015)	21.62	18.75	272,818

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding
The names, municipalities of residence, current positions with the Company as of the date of this Annual Information Form and principal occupations (as of January 31, 2015 and the preceding five years) of each of the directors of the Company are as follows (such information not being within the knowledge of the Company, it has been furnished by each director individually):

Name of Director	Biography
Graham G. Clow(2)(4) Director since February 15, 2013

Graham Clow, age 64, of Toronto, Ontario, Canada, brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University. He currently serves on the Board of Acacia Mining plc.

Robert A. Gannicott Chairman and Chief Executive Officer Director since June 19, 1992

Robert A. Gannicott, age 67, of Yellowknife, Northwest Territories, Canada, was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Minerals Limited, a wholly owned subsidiary of Cairn Energy plc.

Name of Director	Biography
Daniel Jarvis(1)(2)(3) Director since June 4, 2008 (Currently acting in role of Acting Chairman)

Daniel Jarvis, age 64, of Vancouver, British Columbia, Canada, served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi- family real estate developer to become North America's largest resort developer and a leading operator of year- round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis serves on the board of Concert Infrastructure FT Inc. and has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Tom Kenny(1)(2)(4) Director since July 19, 2013

Tom Kenny, age 57, of Edmonton, Alberta, Canada, was appointed Chairman of the Board of RTL Westcan Group of Companies in January 2013, a leading bulk commodity hauler in Western and Northern Canada. He was a director as well as the Chief Executive Officer of RTL Westcan from 2007 until 2013, and prior to that he was the General Manager in charge of Westcan Bulk. He started his career in 1974 as an owner operator and has an extensive operating and logistics background. Tom has served on the board of directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Manuel Lino Silva de Sousa- Oliveira (“Ollie Oliveira”) (1)(3) Director since July 19, 2013

Ollie Oliveira, age 63, of London, England, has in excess of 35 years’ experience in the natural resources and mining industry, corporate finance and operational and strategic roles. Until 2007, Mr. Oliveira held various senior executive positions with Anglo American and De Beers groups, including Executive Director, Corporate Finance, Head of Strategy and Business Development. He is both a Chartered Accountant and a Chartered Management Accountant, and in his career with Anglo American Corporate Finance, and De Beers has led and managed corporate finance assignments totalling in excess of US $28 billion. Mr. Oliveira received a B.Com degree and a post-graduate diploma in accounting and economics from the University of Natal. He currently serves on the board of directors of Antofagasta plc and Ferrous Resources Limited. He is currently managing partner of Greengrove Capital LLP.

Name of Director	Biography
Fiona Perrott-Humphrey(1)(3)(4) Director since February 24, 2014

Dr. Fiona Perrott-Humphrey, age 60, of London, England, brings broad experience both as an Investment Analyst and as a Senior Adviser to mining companies. She spent six years in academia and financial journalism in South Africa before moving to the UK in 1986. Until 2003, she was consistently rated as one of the top investment analysts in mining for major financial institutions in the City of London, ending up as head of European Mining research for SSMB (part of Citigroup). In 2003, she set up her own consultancy and in 2006, published the book "Understanding Junior Miners" to help investors, fund managers and mining companies understand the specialist geological and mining issues facing early stage juniors. As a Senior Consultant with the Rothschild mining team in London, Dr. Perrott-Humphrey currently continues her role as adviser to global mining companies, particularly in relation to industry trends, capital markets and strategy.

Chuck Strahl(2)3)(4) Director since November 9, 2012

The Honourable Chuck Strahl, age 58, of Chilliwack, British Columbia, Canada, brings extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is the Chair of the Manning Centre for Building Democracy (a not-for-profit organization). He has completed the Directors Education Program at the University of Calgary. Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)	Member of the Health, Safety & Environmental Committee.

The directors of the Company are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the bylaws of the Company or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The principal occupations of each of the executive officers of the Company (other than Robert A. Gannicott who is a director as well as executive officer of the Company and whose information is included in the previous table) as of the date of this Annual Information Form and the preceding five years (such information not being within the knowledge of the Company, it has been furnished by each person individually) are as follows:

Name of Executive Officer	Biography
Brendan Bell, Executive Vice- President, Community Affairs (Currently acting in role of Acting Chief Executive)

Brendan Bell of Yellowknife, Northwest Territories, Canada is the Company’s Executive Vice President, Community Affairs. He joined the Company in July 2013. Prior to joining the Company, Mr. Bell served eight years in the Northwest Territories Legislative Assembly including terms as Minister Responsible for Energy and Mines, Minister Responsible for the Environment and Minister of Justice and Attorney General in the GNWT.

Ron Cameron, Chief Financial Officer

Ron Cameron of Yellowknife, Northwest Territories, Canada, is the Company’s Chief Financial Officer who was appointed in September 2014. Mr. Cameron, a Chartered Accountant, comes to the Company with over 30 years of experience across different industries and has served in a variety of senior executive positions. Previously, Mr. Cameron was an Executive Vice President of Concentra Financial and also held senior leadership positions in Viterra Inc.

Chantal Lavoie, Chief Operating Officer

Chantal Lavoie of Yellowknife, Northwest Territories, Canada is the Company’s Chief Operating Officer. He joined the Company in July 2013. Prior to joining the Company, he was the President and CEO of Crocodile Gold Corp. from 2011 to 2013. From 2003 to 2011, he held various positions with De Beers Canada Inc., including Chief Operating Officer. Mr. Lavoie is a mining engineer with 29 years of experience in open pit and underground mining including permitting, construction, operation and senior management. He has a deep understanding of remote, northern operating conditions and their inherent physical and social challenges.

James R.W. Pounds, Executive Vice-President, Diamonds

James R.W. Pounds of Yellowknife, Northwest Territories, Canada is the Company’s Executive Vice-President, Diamonds. He joined the Company in August 2002 as the Managing Director of the Company’s Belgian subsidiary. Prior to joining the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers’ direct trading arm in Israel).

The information regarding share ownership, not being within the knowledge of the Company, has been furnished by each person individually. The directors and executive officers of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,163,124 common shares of the Company, representing approximately 1.4% of the issued and outstanding common shares as of April 20, 2015.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as set forth below:

(a)

to the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the relevant company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; and

(b)

to the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company (a) is or has been in the last ten years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has within the last ten years made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On June 30, 2005, the Superior Court of Quebec (Commercial Division) granted an initial order to Campbell Resources Inc. under the Companies Creditors Arrangement Act. At the time of this order, Mr. Clow was serving as a director of Campbell Resources Inc. On February 23, 2007, the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement confirming that Campbell Resources Inc. had executed all of its obligations pursuant to the Plan of Arrangement with its creditors.

Conflict of Interest
Mr. Gannicott is an employee of the Company. Other than the foregoing, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or of a subsidiary of the Company.

AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. The members of the Audit Committee are Directors of the Company and are identified below.

Education and Experience
This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that Daniel Jarvis is a financial expert who has over 30 years’ experience in finance. Each other member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, as president, chief executive officer, or chief operating officer of a public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

Ollie Oliveira, the Chair of the Audit Committee, has in excess of 35 years’ experience in the natural resources and mining industry, corporate finance and operational and strategic roles. Until 2007, Mr. Oliveira held various senior executive positions with Anglo American and De Beers groups, including Executive Director, Corporate Finance, Head of Strategy and Business Development. He is both a Chartered Accountant and a Chartered Management Accountant, and in his career with Anglo American Corporate Finance, and De Beers has led and managed corporate finance assignments totalling in excess of US $28 billion. Mr. Oliveira received a B.Com degree and a post-graduate diploma in accounting and economics from the University of Natal. He currently serves on the board of directors and Audit Committee of Antofagasta plc and on the board of directors of Ferrous Resources Limited. He is currently managing partner of Greengrove Capital LLP.

Daniel Jarvis, served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis serves on the board of Concert Infrastructure FT Inc. and has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Tom Kenny, has served as the Chairman of the Board of RTL Westcan Group of Companies since January 2013, a leading bulk commodity hauler in Western and Northern Canada. He was a director as well as the Chief Executive Officer of RTL Westcan from 2007 until 2013, and prior to that he was the General Manager in charge of Westcan Bulk. He started his career in 1974 as an owner operator and has an extensive operating and logistics background. Tom has served on the board of directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Dr. Fiona Perrott-Humphrey, has served as an Investment Analyst since 1987 and as a Senior Adviser to mining companies since 2003. She spent six years in academia and financial journalism in South Africa before moving to the UK in 1986. Until 2003, she was consistently rated as one of the top investment analysts in mining for major financial institutions in the City of London, ending up as head of European Mining research for SSMB (part of Citigroup). In 2003, she set up her own consultancy and in 2006, published the book "Understanding Junior Miners" to help investors, fund managers and mining companies understand the specialist geological and mining issues facing early stage juniors. As a Senior Consultant with the Rothschild mining team in London, Dr. Perrott-Humphrey currently continues her role as adviser to global mining companies, particularly in relation to industry trends, capital markets and strategy.

Pre-Approval Policies and Procedures
The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees
Fees paid to KPMG LLP during the years ended January 31, 2015 and 2014 were as follows:

	2015 (US$)	2014 (US$)
Audit Fees(1)	1,151,600	1,373,078
Audit Related Fees(2)	31,400	41,871
Tax Fees(3)	112,400	30,927
All Other Fees	-	-

(1)	Includes audit and review services.
(2)	Includes compliance and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or since the commencement of the Company’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CST Trust Company of Canada at its principal transfer office in Toronto, Ontario. The co-transfer agent for the common shares of the Company is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Ekati Diamond Mine was prepared by the Company under the supervision of Mr. Peter Ravenscroft, FAusIMM of Burgundy Mining Advisors Ltd., an independent mining consultant and a Qualified Person within the meaning of NI 43-101. To the knowledge of the Company, Mr. Ravenscroft did not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report.

Certain technical information contained in this Annual Information Form relating to the Diavik Diamond Mine has been prepared or reviewed by Calvin Yip, P.Eng., Mining Engineer, Principal Advisor, Strategic Planning of DDMI. Mr. Yip does not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report. Pursuant to DDMI policy, Mr. Yip is prohibited from holding any common shares of the Company.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 of the Canadian Securities Administrators by the Company during, or related to, its most recently completed financial year other than KPMG LLP, the Company’s external auditors. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

MATERIAL CONTRACTS

The Company has not entered into any contracts outside of the ordinary course of business since January 1, 2002 which are currently material to the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated June 2, 2014, for the annual meeting of shareholders that took place on July 16, 2014. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended January 31, 2015, and January 31, 2014, which are included in the Company's Annual Report.

APPENDIX 1: AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1.0        MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the "Board") of Dominion Diamond Corporation (the “Company”) to:

(a)	assist the Board in fulfilling its financial reporting and risk oversight responsibilities with respect to:

(i) the integrity and accuracy of the Company's financial statements,

(ii) the Company's compliance with legal and regulatory requirements,

(iii) the independent auditor's qualifications and their performance, and

(iv) the performance of the Company's Risk & Internal Audit function; and

(b)	prepare the report of the Committee required by regulatory authorities to be included in the Company’s management proxy circular;

(c)	oversee the Company’s process for identifying and managing enterprise risks;

(d)	serve as an independent and objective party to monitor and be custodian of the Company’s operational policies; and

(e)	review and appraise the audit activities of the Company’s independent auditors and Risk & Internal Audit function.

2.0        DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities, the Committee shall:

(a)

be directly responsible for the appointment (subject to the rights of the shareholders and applicable law), compensation, retention and oversight of the work of any registered public accounting firm engaged by the Company (including resolution of disagreements between Company management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm shall report directly to the Committee;

(b)

at least annually, obtain and review a report by the independent auditors describing: the independent auditors’ internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the public accounting firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the independent auditors and the Company;

(c)

meet to review and discuss the Company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis";

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(d)	discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, before they are released;

(e)	discuss policies with respect to risk assessment and risk management;

(f)	review and assess management’s overall process to identify principal risks that could affect the achievement of the Company’s business plans and to monitor the process to manage such risks;

(g)

be responsible for the determination of whether the Company’s Risk & Internal Audit function should be performed by employees of the Company or outsourced to a third party and if the function is outsourced to a third party, be responsible for the appointment, compensation, retention and oversight of the work of such third party;

(h)	meet separately, periodically, with management, with members of the Company’s Risk & Internal Audit function and with the independent auditors;

(i)	review with the independent auditors any audit problems or difficulties and management's response;

(j)	set clear hiring policies in respect of the hiring of partners, former partners, employees or former employees of the independent auditors;

(k)

engage independent legal counsel and accounting and other advisers (including, for greater certainty, setting and paying their compensation), as the Committee determines necessary to carry out its duties, at the expense of the Company;

(l)

establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(m)	approve in advance all audit services, as well as non-audit services, including tax services, to be rendered by the Company's independent auditors;

(n)	report its activities, conclusions and concerns to the Board regularly;

(o)	conduct, or have conducted, an annual performance evaluation of the Committee;

(p)	oversee and monitor the Company’s compliance with legal and regulatory requirements;

(q)	oversee and monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance; and

(r)	provide an avenue of communication among the independent auditors, management, the Risk & Internal Audit function, and the Board.

3.0        IMPLEMENTATION OF DUTIES AND RESPONSIBILITIES

3.1        Review Procedures

The Committee has the authority to conduct any review or investigation appropriate to fulfilment of its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct members of the Risk & Internal Audit function to examine particular areas, processes or matters.

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The Committee will review and update the Committee’s charter at least annually, recommend proposed changes, as applicable, to the Nominating & Corporate Governance Committee for review and recommendation for approval to the Board. The Committee shall provide a summary of the Committee’s composition and responsibilities in the Company’s annual information form or other public disclosure documentation.

The Committee will provide a summary of all approvals by the Committee for the provision of audit, audit-related, tax and other services by the independent auditors for inclusion in the Company’s reports filed with the regulatory authorities in Canada and the United States.

3.2        Annual Financial Statements

(a)

Discuss and review with management and the independent auditors the Company’s annual audited financial statements and related documents prior to their filing or distribution. Such review is to include:

(i)

the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any specific steps adopted in light of material control weaknesses;

	(ii)	the independent auditors’ annual audit plan and approval thereof;

	(iii)	the independent auditors’ audit examination of the financial statements and their report thereon;

	(iv)	an evaluation of the audit carried out by the independent auditors against the approved audit plan and a review of any significant changes required in the independent auditors’ audit plan;

(v)

any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the independent auditors’ work or access to required information;

	(vi)	other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

(vii)

all alternative disclosures and treatments of financial information (including accounting adjustments) within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

	(viii)	other material written communications between the independent auditors and management, such as any management or internal control letter or schedule of unadjusted differences.

(b)	Review and formally recommend for approval by the Board the Company’s:

	(i)	year-end audited financial statements;

	(ii)	annual earnings press releases;

	(iii)	Management’s Discussion and Analysis in respect of the year-end audited financial statements;

	(iv)	financial information contained in the Annual Information Form; and

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(v)	financial information contained in all prospectuses and proxy circulars.

The Committee’s review shall include communications from the independent auditors on the qualitative factors around the selection and application of significant accounting policies upon which the Company’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

3.3        Quarterly Financial Statements

(a)	Review with management and the independent auditors, and:

	(i)	approve, and report to the Board on, the quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis and interim earnings press releases; and

	(ii)	either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board any significant changes to the Company’s accounting principles.

(b)	Review and discuss quarterly reports from the independent auditors regarding:

	(i)	all critical accounting policies and practices to be used;

(ii)

all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

	(iii)	other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

3.4	Internal Control Environment

	(a)	Ensure that management provides to the Committee an annual report on the Company’s internal control environment as it pertains to the Company’s financial reporting process and controls.

	(b)	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report on and mitigate such risks to the Company.

	(c)	Review and discuss reliance placed on and the relationship between the Company and the finance group at the Diavik Diamond Mine, including a review of the Diavik enterprise risk assessment.

	(d)	Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of the Company’s business plans and provide the Committee’s view to the Board.

	(e)	Review significant findings prepared by the independent auditors and the Risk & Internal Audit function, together with management’s responses.

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(f)

Review, in consultation with the Risk & Internal Audit function and the independent auditors, the degree of coordination in the audit plans of the Risk & Internal Audit function and the independent auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit efforts for completeness of coverage and the effective use of audit resources. Any significant recommendations made by the independent auditors and/or the Risk & Internal Audit function for the strengthening of internal controls shall be reviewed and discussed with management.

3.5	Other Review Items

(a)

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the Risk & Internal Audit function or the independent auditors.

(b)

Review any proposed transactions between the Company or one of its subsidiaries or affiliates with any officer, director or other related party (including any significant shareholder) or any entity in which any of the foregoing persons has a financial interest and any potential conflicts of interest resulting therefrom.

(c)

Review with the Corporate Secretary, as required, and the head of the Risk & Internal Audit function, the result of the review of the Company’s compliance with each of the Company’s Code of Ethics and Business Conduct and applicable legal requirements.

(d)

Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related corporate compliance policies, and programs and reports received from regulators or governmental agencies.

(e)

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the Risk & Internal Audit function or the independent auditors, if specifically requested to so review.

(f)

Review with the CEO and the Chief Financial Officer of the Company and the independent auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Company’s internal controls and procedures for financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial information (including information extracted or derived from the Company’s financial statements) required to be disclosed by the Company in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, the Securities Act (Ontario), and any other laws or regulations within the required time periods; and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company’s internal controls and procedures for financial reporting.

3.6	Independent Auditors

(a)

Meet on a regular basis with the independent auditors (without management present) and have the independent auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

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(b)

Review and discuss with the independent auditors all significant relationships that the independent auditors and their affiliates have with the Company and its affiliates in order to determine the independent auditors’ independence, including, without limitation, (i) receiving and reviewing, as a part of the review described in the foregoing, a formal written statement from the independent auditors delineating all relationships that may reasonably be thought to bear on the independence of the independent auditors with respect to the Company and its affiliates, (ii) discussing with the independent auditors any disclosed relationships or services that the independent auditors believe may affect their objectivity and independence, and (iii) recommending that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

(c)	Review and evaluate:

(i)

the independent auditors’ and the team of the lead partner of the independent auditors' performance, and make a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Company’s shareholders or regarding the discharge of such independent auditors;

	(ii)	the terms of engagement of the independent auditors, together with their proposed fees and actual fees;

	(iii)	independent audit plans and results;

	(iv)	any other related audit engagement matters; and

	(v)	the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the auditors.

(d)

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs (b) and (c), evaluate the independent auditors’ qualifications, performance and independence, and whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of the Risk & Internal Audit function. The Committee shall present its conclusions with respect to the independent auditors to the Board.

(e)

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing independent auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(f)

Consider with management and the independent auditors the rationale for employing audit firms other than the principal independent auditors, including a review of management consulting services and related fees provided by the independent auditors compared to those of other audit firms.

3.7	Internal Audit and Legal Compliance

	(a)	Meet with the head of the Risk & Internal Audit function as required, but in any event at least quarterly.

(b)

Review, consider and provide a recommendation in respect of the appointment, replacement, reassignment, or dismissal of the head of the Risk & Internal Audit function or of the third party to whom the Risk & Internal Audit function has been outsourced.

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(c)	Where the Risk & Internal Audit function is outsourced to a third party, review and evaluate the terms of engagement of such third party, together with their proposed fees and actual fees.

(d)	Confirm and assure, annually, the independence of the Risk & Internal Audit function.

(e)	Consider and review with management, the independent auditors as appropriate, and the head of the Risk & Internal Audit function:

	(i)	the Risk & Internal Audit function’s annual audit plan;

	(ii)	significant findings during the year and management’s responses and follow-up thereto;

	(iii)	any difficulties encountered in the course of the audits performed by the Risk & Internal Audit function, including any restrictions on the scope of their work or access to required information;

	(iv)	any changes required in the planned scope of the annual audit plan of the Risk & Internal Audit function;

	(v)	the resources, budget, reporting relationships and planned activities of the Risk & Internal Audit function;

	(vi)	the Risk & Internal Audit function charter and approve such charter; and

	(vii)	the Risk & Internal Audit function’s compliance with the IIA’s Standards for the Professional Practice of Internal Auditing (Standards).

3.8	Approval of Audit and Non-Audit Services

(a)

Review all, and, where appropriate and permitted, approve proposed non-audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

	(b)	Review all, and, where appropriate and permitted, approve proposed audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors.

(c)

If the pre-approvals contemplated in paragraphs (a) and (b) are not obtained, approve, where appropriate and permitted, the provision of audit and non-audit services for which prior approval was not obtained promptly after the Committee, or a member of the Committee to whom authority has been delegated, becomes aware of the provision of those services. If the provision of any audit or non-audit services for which prior approval was not obtained has commenced and the approval of such audit or non-audit services is determined by the Committee, or a member of the Committee to whom authority has been delegated, not to be appropriate or permitted, the Committee will direct or cause the provision of such services to cease immediately.

(d)

Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs (a) and (b). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

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3.9	Other Matters

	(a)	Review, consider and provide a recommendation to the Board in respect of the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

	(b)	Review, approve and report to the Board on banking authorities for the Company’s and its subsidiaries’ bank accounts.

	(c)	Review, approve and report to the Board on internal controls at the Company’s subsidiaries.

	(d)	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

(e)

Determine the appropriate levels of compensation to be paid by the Company to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors engaged by the Committee.

	(f)	Determine the appropriate levels of compensation to be paid by the Company to a third party to whom the Risk & Internal Audit function has been outsourced.

	(g)	Perform such other functions as required by law, the Company’s constating documents or bylaws, or the Board.

	(h)	Consider any other matters referred to it by the Board.

4.0        OPERATION OF COMMITTEE

4.1        Reporting

The Committee shall report to the Board following each Committee meeting.

4.2        Composition of Committee

The Committee shall consist of not less than three directors as determined by the Board, all of whom are free from any relationship that would interfere with the exercise of his or her independent judgement and shall qualify as independent directors in accordance with the Securities Act of 1934 as amended by the Sarbanes-Oxley Act of 2002 and any other regulatory requirements and shall have been affirmatively determined by the Board to be an “independent director” under the New York Stock Exchange Corporate Governance Guidelines and other applicable laws.

All members of the Committee shall have the “financial literacy” to be able to read and understand the Company’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member shall have acquired, through: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience, the following abilities:

(a)	An understanding of generally accepted accounting principles and financial statements;

(b)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

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(c)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	An understanding of internal controls and procedures for financial reporting; and

(e)	An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

4.3        Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders’ meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

4.4        Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

4.5        Chairman

The Nominating & Corporate Governance Committee will recommend an independent and financially literate director as Chairman of the Committee to the Board for approval. The Chairman of the Committee shall be appointed by the Board. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chairman presiding at any meeting shall not have a casting vote.

4.6        Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Company. The Secretary shall keep minutes of the meetings of the Committee.

4.7        Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Company or its affiliates. For greater certainty, director’s fees are the only compensation a Committee member may receive from the Company or its affiliates.

4.8        Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the independent auditors.

Committee meetings may be held in person, by video-conference, by telephone or by any combination of any of the foregoing.

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4.9        Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to independent auditors at least 48 hours prior to the time fixed for such meeting.

A member of the Committee and the independent auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

4.10      Quorum

A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

4.11      Attendance at Meetings

The CEO and the Chief Financial Officer, as required, and the head of the Risk & Internal Audit function are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of Risk & Internal Audit function, the independent auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

4.12      Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the independent auditors after each meeting.

APPROVED by the Board of Directors of Dominion Diamond Corporation on the 14th day of January, 2015.

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APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous - containing diamonds.

diamonds - a crystallized variety of pure carbon that may be of gem quality.

dike - a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe - see “kimberlite” above.

polished diamonds - rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by NI 43-101 of the Canadian Securities Administrators.

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reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till - a glacial, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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